Harnischfeger Industries, Inc.         Exhibit 12.1
               Computation of Ratio of Earnings to Fixed Charges

                       (In thousands, except for ratios)

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
               Three Months Ended                 Year Ended October 31,
               1-31/96   1-31/95        1995      1994      1993      1992     1991
               --------- ---------      ------   ------    ------    ------    ------
Income (loss)
from continuing
operations before
provision
(credit) for
income taxes
and minority
interest       $39,941   $5,189       $152,850  $52,796  ($48,746)  $112,075   $152,492
Add:
Interest
Expense         15,598   13,158         51,748    54,504    56,169    69,459     69,678
Rental
Expense          2,185    1,735          6,941     6,776      6,674    7,056      6,893

Undistributed
(earnings) loss
of equity
investees           218     (238)            20       738     1,309     3,803    (2,002)
               --------- --------     ----------  -------- ---------  --------- --------
Earnings
adjusted for
fixed
charges          $57,942  $19,844       $211,559  $114,814  $15,406   $192,393  $227,061
                 =======  ========       =======   ======    ======    ======    =======
Fixed Charges
Interest Expense  15,598   13,158         51,748    54,504   56,169     69,459    69,678
Rental Expense     2,185    1,735          6,941     6,776    6,674      7,056     6,893
Preferred Dividend
Requirement            -        -              -         -        -     17,526    18,160
               --------- ---------       -------- ---------  -------    --------- -------
Total fixed
charges          $17,783   $14,893        $58,689   $61,280   $62,843   $94,041   $94,731
                  ======    ======         ======    ======    ======    ======    ======
Ratio of earnings
to fixed
charges (1)         3.26      1.33           3.60       1.87    -  (2)      2.05     2.40
                  ======    ======         ======    ======    ======    ======    ======

(1)      The ratio of earnings to fixed charges is defined as income from continuing operations before provision (credit) for income taxes and minority interest plus interest expense
(including amortization of debt issuance expense), the portion of rental expense which represents interest  (deemed to be one-third of rentals ) and dividends received on less-than-fifty-percent-owned companies, reduced (increased) by equity income (loss) recorded on less-than-fifty-percent-owned companies, divided by fixed charges.  Fixed charges include interest expense (including amortization of debt issuance expense), the portion of rental expense which represents interest and the preferred dividend requirements, if applicable.

(2)      Earnings did not cover fixed charges by $47,437 in 1993.

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